EXHIBIT 11

COMPUTATION OF EARNINGS PER SHARE
(In thousands, except earnings per share data)


                                                       Three months ended
                                                      1999            1998
                                                      ----            ----
Net income                                            $199            $130
Basic earnings per common share                       $.01            $.01
Diluted earnings per common share                     $.01            $.01
Weighted average common shares outstanding          18,839          15,831
Weighted average common shares outstanding assuming 21,657          16,763
dilution